Exhibit 99.2

METISCAN, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

METISCAN, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS	September 30 2011	December 31 2010
CURRENT ASSETS

Cash & Cash Equivalents	$266,052	$92,724
Restricted Cash	7,950,685	-
Trades reveivable	864,135	682,512
Inventory	2,412,889	-
Other receivable	-	1,514
Prepaid expenses	1,355,850	-
TOTAL CURRENT ASSETS	12,849,611	776,750

PROPERTY AND EQUIPMENT, net of accumulated	6,956,789	2,600,933
2010 1.1~9.30 - depreciation of $1,743,368
2011 1.1~9.30 - depreciation of $2,176,045
OTHER ASSETS
Other Assets	36,479	694,429
OTHER NON-CURRENT ASSETS, restricted cash		7,954,061
Trademarks & Patents	104,618	-

TOTAL OTHER ASSETS	141,097	8,648,490

TOTAL ASSETS	$19,947,497	$12,026,173

LIABIITIES
CURRENT LIABILITIES
Trades payable	$1,737,697	$2,405,326
Accrued expenses	842,323	-
Other current liabilities	166,396	23,816
Note payable	623,691	2,148,351
Loan from HSBC	917,525	-
HuaNan Bank Advance & LC	599,419	-
Loan from Chinatrust Bank	1,000,000	-
TOTAL CURRENT LIABILITIES	5,887,051	4,577,493

TOTAL LIABILITIES	5,887,051	4,577,493

STOCKHOLDERS' EQUITY
Common stock, par value $0.0001 per share
Authorized – 10,000,000,000 shares
Issued and outstanding –6,823,900,555 and 2,441,400,555, respectively	682,725	243,865
Preferred stock, par value $0.0001 per share
Authorized – 10,000,000 shares
Issued and outstanding – 750,000 shares series “C”	-	75
Issued and outstanding – 500,000 shares series “D”	50	50
Issued and outstanding – 41 shares series “E”
Issued and outstanding – 53 shares series “F”
Additional paid-in capital	14,410,127	9,204,868
Prepaid Prefer stock	5,125,313	-
Retained earnings	(6,157,769)	(2,000,178)

TOTAL SHAREHOLDERS' EQUITY	14,060,446	7,448,680

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$19,947,497	$12,026,173

METISCAN, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Three Months Ended September 30		Nine Months Ended September 30
	2011	2010	2011	2010

REVENUES	$3,481,570	$462,799	$12,147,540	$1,876,289

COST OF GOODS SOLD
Cost of good sold	3,865,080	105,439	11,285,443	398,358

Total cost of good sold	3,865,080	105,439	11,285,443	398,358
GROSS PROFIT	(383,510)	357,360	862,097	1,477,931

SELLING,GENERAL & ADMINISTRATIVE EXPENSES

Total Selling, General & Administrative Expenses	$461,533	$394,176	$1,449,903	$1,330,283

INCOME (LOSS) FROM OPERATIONS	(845,043)	(36,816)	(587,806)	147,648

OTHER INCOME (EXPENSES)
Interest income	$128	$23	$146	$94
Rent income	-	-	-
Other income(loss)	(213,753)	-	(206,644)
Gain on disposal/sales of Assets	-	-	-
Gain(Loss) on foreign exchange(investment in MX)	(422,824)	-	(298,177)
Income(loss) from debt settlement	2,216,392	(28,333)	2,088,515	(403,459)
Royalty expense	-	-	-
Gain(Loss) on sales of fixed asset	(6,624)	-	(6,624)
Interest expense	(58,280)	(28,576)	(259,071)	(46,846)

Total Other Income (Expenses)	1,515,039	(56,886)	1,318,145	(450,211)

Income before Income Taxes	669,996	(93,702)	730,339	(302,563)

INCOME TAX BENEFIT (EXPENSE)	-	-	-	-

Net Income (Loss)	$669,996	$(93,702)	$730,339	$(302,563)
	-	-	-	-

NET (LOSS) PER COMMON SHARE
Basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING
Basic and diluted	4,785,384,250	2,375,505,836	3,324,203,117	2,304,394,725

METISCAN, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE NINE MONTHS ENDED SEPTEMBER, 2011

	Preferred Series “A”		Preferred Series “B”		Preferred Series “C”		Preferred Series “D”		Preferred Series “E”
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance December 31, 2010	-	$-	-	$-	750,000	$75	500,000	$50	50	$0

Common stock issued for cash	-	-	-	-	-	-	-	-	-	0

Conversion of shares due to settlement	-	-	-	-	(750,000)	(75)	-	-	-	0

Common stock issued for Aclor Inc

Aclor Inc
Debt convert to Preferred stock	-	-	-	-	-	-	-	-	-	0

Net loss	-	-	-	-	-	-	-	-	-	0

Balance, Sep 30, 2011	-	$-	0	$-	0	$0	500,000	$50	41	$-

METISCAN, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
FOR THE NINE MONTHS ENDED SEPTEMBER, 2011

	Preferred Series “F”		Preferred Series “G”		Preferred Series “H”		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)

Balance December 31, 2010	61	$-					2,441,400,555	$243,868	$9,204,867	$(2,000,178)	$7,448,682

Common stock issued for cash	-	-					100,000,000	10,000	90,000	0	100,000

Conversion of shares due to settlement	-	-					475,000,000	48,107	159,673	0	207,705

Common stock issued for Aclor Inc							3,807,500,000	380,750		0	380,750
Other removed Subsidiaries										487,599	487,599
Aclor Inc									4,955,587	(5,375,529)	(419,942)
Debt will convert to Preferred stock			-	2,864,938	-	2,260,375					5,125,313

Net Income	-	-	-	-	-	-	-	-	-	730,339	730,339

Balance, 30-SEP-11	53	$-	0	$2,864,938	0	$2,260,375	6,823,900,555	$682,725	$14,410,127	$(6,157,769)	$14,060,446

METISCAN, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NIN MONTHS ENDED SEPTEMBER 30, 2011 AND 2010

	Three Months Ended September 30		Nine Months Ended September 30
CASH FLOW FROM OPERATING ACTIVITIES	2011	2010	2011	2010
Net income (Loss)	$669,996	$(93,702)	$730,339	$(302,563)
Adjustments:
Depreciation and amortization	150,023	44,581	455,897	133,151
Loss from sales of Fixed Assets	6,624		6,624	-
Loss(Gain) on seattlement of debt	(2,108,332)	28,333	(2,108,332)	403,459
Common stock issued for servicies		143,200		143,200
(Increase) decrease in:
Restricted Cash	1,182,331	-	669,376	-
Accounts receivable	1,359,533	88,837	348,735	(140,467)
Inventory	2,004,097	-	(883,164)	-
Prepaid expenses	(82,648)	3,099	(216,402)	-
Other receivable	304,356	20,180	246,646	427
Other Deposits	58,229	-	46,025	-
Increase (decrease) in:
Accounts payable	(624,654)	(40,300)	(768,464)	(385,353)
Accrued expense	(136,193)	-	703,429	-
Other current liabilities	(2,355,170)	(58,792)	(472,372)	133,823
NET CASH USED BY
OPERATING ACTIVITIES	$428,192	$135,436	$(1,241,663)	$(14,323)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(262,936)	(70,053)	(277,018)	(90,438)
Sale of property and equipment	725,000	-	725,000	-

NET CASH PROVIDED BY
INVESTING ACTIVITIES	462,064	(70,053)	447,982	(90,438)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payments to HuaNan Bank	(1,787,000)	-	(224,692)	-
Loan payments to Chinatrust Bank	(725,000)	-	(725,000)	-
Loan proceeds(payments) form Honetech	-	-	-	-
Loan proceeds from HSBC	568,800	-	498,130	-
Loan proceeds from note payable		52,951		152,566
Loan proceeds from related party	-	-	731,918	-
Loan payments on equipment loans	(4,017)	-	(10,877)	-
Proceeds from cash held in escrow				101,625
Capital increase	421,845	(90,700)	594,621	3,300
Cash capital increase	100,000		100,000

NET CASH PROVIDER BY
FINANCING ACTIVITIES	$(1,425,372)	$(37,749)	$964,100	$257,491

NET INCREASE(DECREASE) IN CASH	$(535,116)	$27,634	$170,419	$152,730

CASH AT BEGINNING F THIS PERIED	801,168	138,397	95,633	13,301

CASH AT END OF THIS PERIED	$266,052	$166,031	$266,052	$166,031

SUPPLEMENTAL DISCLOSURE:
Cash paid for interest	57,333	28,575	258,124	46,846
Taxes paid	-	-	22,385	11,400

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENT

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Metiscan, Inc. (“we”, “us” or “our”) was originally incorporated on February 27, 1997 pursuant to the laws of the State of Florida, using the name OSCM-One Stop.com, Inc.  On September 25, 2008, pursuant to the consent of the Stockholders and the Board of Directors, we merged into a newly formed wholly-owned subsidiary which had been incorporated pursuant to the laws of the State of Delaware on September 9, 2008, called “Metiscan, Inc.”  We were the surviving entity in such transaction.

On June 30th, 2011 the Company acquired 60% of the outstanding common shares of Aclor, Inc. (“Aclor”) through a share-for-share exchange. Simultaneously with the closing, all of Metiscan's equity ownership in Taptopia, Shoreline Employment Services, FirstView and SOMRI were divested to the Company's majority shareholder, Metiscan Holdings, Inc., in exchange for it returning 100% of its Series C Preferred Shares (7,500,000,000 common shares) to Metiscan's treasury. Lastly, Metiscan's board of directors and officers resigned.

On July 29, 2011, we issued 1,480,000,000 shares of common stock to acquire the remaining 40% ownership of Aclor and Aclor became our wholly owned subsidiary. Upon the completion of acquisition of Aclor, our business operations are mainly carried out through Aclor.

Founded, November 2, 2007, Aclor, Inc. (“Aclor”) is a Laredo, Texas based Company that manufactures and sells private label three ring binders and paper to support the consumer and office supplies market primarily in the United States. Aclor has offices in Laredo, Texas, and Monterrey, Nuevo Leon, Mexico, as well as a manufacturing facility leased by Aclor’s wholly owned subsidiary, Aclor Servicios Administrativos, S. de R.L., in Nuevo Laredo, Tamaulipas, Mexico. Aclor’s headquarter office is located in 11204 Mcpherson Road, Suite#116, Laredo, TX 78041.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents.

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Accounts receivable

The Company annually determines the collectability of its accounts receivable by individually analyzing each customer’s outstanding receivables, historical collection information, and existing economic conditions. Accordingly, no allowance for doubtful accounts has been established. If accounts become uncollectible, they will be charged off when that determination is made.

Inventories

Inventories are stated at the lower of cost or market in a perpetual inventory. System using the first-in, first-out method.

Revenue recognition

Revenue is recognized at the time of delivery of the product.

Property and equipment

Property and Equipment are stated at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets which range from 3 to 40 years.

Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	Useful Life	Depreciation Method
Building	39	SL
Production Equipment	15	SL
Automobile	5	SL
Office Equipment	3-5	SL
Warehouse Equipment	5-15	SL
Furniture & Fixture	7	SL

Management’s estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Intangible assets

The intangible asset is the trademark and patents of Aclor Inc in the original amount of $104,618, amount which $89,443 was purchased in 2008. Aclor Inc capitalized $9,445 in legal fee for trademark and patent registrations in 2009. The management determined there should be no impairment loss in nine months ended of 2011 and 2010.

Impairments

The building, other property, equipments, and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When indicators of impairment are present, management evaluates the carrying amount of such assets in relation to operating performance and future estimated undiscounted net cash flows expected to be generated by the assets or underlying businesses. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. The assessment of the recoverability of assets will be impacted is estimated future operating cash flow are not achieved.

Note 1 .  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Shipping and handling costs

Shipping and handling costs are included in cost of goods sold on the statement of income and retained earnings.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standard Codification (ASC) 740-10 (formerly known as Statement of Financial Accounting Standards 109), which requires the use of the assets and liabilities method accounting for deferred income taxes.

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Note 2 .  PROPERTY AND EQUIPMENT

	September 30, 2011	December 30, 2010

Building	$261,604	800,000
Production Equipment	8,484,201	8,476,134
Automobile	31,682	31,682
Office Equipment	215,928	209,087
Warehouse Equipment	120,544	120,544
Furniture & Fixture	18,875	18,875

	9,132,834	9,656,322

Less: accumulated depreciation	(2,176,045)	(1,789,060)

Net book value of Property and Equipment	$6,956,789	7,867,292

Aclor Inc depreciation expense was $455,897 for the nine months end September 30, 2011 and $542,210 for the nine months ended September 30, 2010, and $150,024 for the three months end September 30, 2011 and $180,468 for the three months ended September 30, 2010. Metiscan has removed its old subsidiaries depreciation expense after those subsidiaries divested from Metiscan on June 30, 2011.

Note 3 .  LINE OF CREDIT

Aclor Inc has a $2,500,000 line of credit from HuaNan Bank which expires on August 2, 2012, interest is payable at a rate of (LIBOR+1.2%)/0.9445. This line is secured by a deposit of 35% of Line of Credit amount and the personal guarantees of the Company’s officers. The balance of the line of the credit is $299,419 as of September 30, 2011, and $824,111 as of December 31, 2010. The credit line includes certain covenants. The company was in compliance with the covenants as of September 30, 2011 and 2010.

Aclor Inc, has a special credit facility up to $2,000,000 with HSBC Bank for invoices to approved buyers. The interest is the charged on a daily rate at 1.5% per annum over the prevailing interest rate, published by HSBC Bank as Trade Finance Rates. The credit facility expires on February 15, 2012. The facility is secured by related documentary credit or invoices to approved buyers and guaranteed by the company’s officers and a major shareholder. The balance of the credit facility is 917,525 as of September 30, 2011, and $419,395 as of December 31, 2010. The facility includes certain covenants and the Company was in compliance with the covenants as of September 30, 2011, and December 31, 2010.

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

The Company has two credit facilities with Chinatrust Bank which matures on December 30, 2010. One credit facility has interest payable monthly at PRIME rate plus 2 percentage points but no less than 6.5% per annum. The outstanding balance is $1,833,332 as of December 31, 2010. The other credit facility has interest payable monthly at PRIME rate plus 2 percentage points but no less than 6.25%. The outstanding balance is $2,000,000 as of September 31, 2010. Both credit facility are secured by the building and equipment of the Company and co-guaranteed by an officer and affiliates of the Company. Both loan facilities include certain covenants. The company was not in compliance with the covenants for both credit facilities as of December 31, 2010. Chinatrust Bank demanded the repayment of the full loan balances of both credit facilities after the maturity date of September 30, 2010. The company have paid $725,000 to Chinatrust bank on August 2011, and have a settlement agreement on September 30, 2011. The company have a settlement income for the amount of 2,108,332.

The Company engaged Honetech to facilitate procurement of some inventory and supplies in 2010. The Company incurred payable of $423,691 to Honetech as of September 30, 2010, and $392,120 as of September 30, 2010. The payable is carrying interest of 6% per annum and interest is payable each month.

Note 4 .  OPERATING LEASES

The Company leased various warehouse spaces in Laredo Texas in 2010 and leased manufacture plant and warehouse in Nuevo Laredo Mexico in 2007. The total lease/rent expense was $385,624 for the nine months ended September 30, 2011 The amount of $342,844 which was included in Cost of Goods Sold, and the amount of $42,789 was included in administration expenses. The total lease/rent expense was $260,720 for the nine months ended September 30, 2010 The amount of $243,143 which is included in Cost of Goods Sold, and the amount of $17,577 was included in administration expenses.

The total lease/rent expense was $142,651 for the three months ended September 30, 2011. The amount of $123,442 which was included in Cost of Goods Sold, and the amount of $19,209 was included in administration expenses. The total lease/rent expense was $102,853 for the three months ended September 30, 2010. The amount of $96,003 which is included in Cost of Goods Sold, and the amount of $6,850 was included in administration expenses. ,

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Note 5 .  ROYALTY EXPENSE

Aclor Inc paid royalty fees to a third party company for use its intellectual properties during the nine months ended September 30, 2010. The fee is payable based on the volume of products using the intellectual properties and the total royalty expense is totaled to $9,901 for 2010.

Note 6 .  CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of cash and accounts receivable.  The company maintains cash balances at several financial institutions that, at times, may exceed federally insured limits, Accounts receivable consists receivable as of September 30, 2011, and September 30, 2010 are collectible and made no provision for allowance for doubtful accounts. One customer accounted for approximately 100% of gross revenue for the nine months ended September 30, 2011, and 95% of gross revenue for the nine months ended September 30, 2010.

Note 7 .  RELATED  PARTY  TRANSACTIONS.

Aclor Inc contracted its Mexico subsidiary to manufacture and process some of the orders it received. The contract payments to the Mexico subsidiary is based on the order volume processed. The Company paid its Mexico subsidiary $1,661,859 for the nine months ended September 30, 2011, and $2,805,238 for the nine months ended September 30, 2010. The amount was included in the Cost of Goods Sold on the statement of income and retained earnings. The Company does consolidate the Mexico subsidiary’ financial statements for the nine months ended September 30, 2011, and September 30, 2010.

Aclor Inc acquired certain inventory and production equipment form an affiliate in 2009. Some of the production equipment and most of the inventory was obsolete. The two parties reached an agreement that the affiliate forgave the payable of $1,764,969 related to the acquiring of inventory and production equipment owed by the Company. As result of the transactions, the Company recognized other income of $1,764,969 for the forgiveness of the other payable; the Company wrote off the obsolete inventory of $2,358,489 and the write-off was reflected in the Cost of Goods Sold; The Company realized a loss of $590,203 for the disposal of the obsolete production equipment in the nine months ended September 30, 2010.

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Two related parties provided financing for the Company’s operation in the nine months ended September 30, 2011, and September 31, 2010. One related party did not charge interest for the financing and the ending balance of the loan from the related party is $2,864,939 as of September 30, 2011 and September 30, 2010. The other related party charged 6% interest rate for the financing and the ending balance of the loan from the related party as of September 30, 2011 is $2,260,394 and as of September 30, 2010 is 1,438,799. The above two related parties have agreed that the financing ending balance $5,125,313 to convert to Preferred stock and have done on October 28, 2011.

Note 8 . INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The difference relate to fixed assets is available to offset future taxable income. The deferred tax assets and liabilities represent the future tax consequences of these differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The income tax provision for the three months ended and nine months ended September 30, 2011 and 2010 consists of the following:

	Three months ended		Nine months ended
	2011	2010	2011	2010
Current expense	$0	0	0	0
Deferred income tax benefit (expense)	0	60,286	0	60,286

Total income tax benefit (expense)	$0	60,286	0	60,286

METISCAN, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

Note 9 . SUBSEQUENT EVENTS

In accordance with the FASB issued Accounting Standard Codification (ASC) 855-10 (formerly know as Statement of Financial Accounting Standards No. 165), subsequent events have been evaluated through November 14, 2011, the date the financial statements are issued.